Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2017

Added 20,566 New Subscribers in 4Q17

4Q17 Revenue Amounted to RMB202.0 Million ($29.3 Million)

4Q17 Operating Income Amounted to RMB56.3 Million ($8.2 Million)

Conference Call to be Held on June 22, 2017 at 8:00 a.m. ET

HONG KONG, China, June 21, 2017 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the fourth quarter and full year of the fiscal year 2017 ended March 31, 2017.

Fourth Quarter of Fiscal 2017 Highlights

•             Revenues for the fourth quarter of fiscal 2017 increased by 28.8% to RMB202.0 million ($29.3 million) from RMB156.8 million in the prior year period, partly attributed to the relatively low comparison base in the prior year period.

•             New subscribers and accumulated subscriber base were 20,566 and 575,0401 respectively.

•             Gross profit increased to RMB161.0 million ($23.4 million) from RMB122.2 million in the prior year period. Gross margin increased to 79.7% from 77.9% in the prior year period.

•             Operating income increased by 42.0% to RMB56.3 million ($8.2 million).

•             Operating income before depreciation and amortization and share-based compensation expenses increased by 26.1% to RMB84.7 million ($12.3 million).2

•             Interest expense was RMB30.2 million ($4.4 million), compared to RMB28.0 million in the prior year period.

•             Income tax benefit of RMB3.9 million ($0.6 million) was recorded in the fourth quarter of fiscal 2017 as a result of the reversal of provision for income tax.

•             Net income attributable to the Company’s shareholders increased to RMB37.9 million ($5.5 million) from RMB8.2 million in the prior year period.

•             Net cash provided by operating activities for the fourth quarter of fiscal 2017 amounted to RMB200.5 million ($29.1 million).

Full Year of Fiscal 2017 Highlights

•             Revenues for the full year of fiscal 2017 increased by 14.6% to RMB760.0 million ($110.4 million).

•             New subscriber sign-ups reached 74,952 and accumulated subscriber base expanded to 575,0401.

•             Gross profit increased by 19.1% to RMB617.3 million ($89.7 million) from RMB518.4 million in the prior year.

•             Operating income increased by 38.4% to RMB264.9 million ($38.5 million) from RMB191.3 million in the prior year.

•             Operating income before depreciation and amortization and share-based compensation expenses increased to RMB377.6 million ($54.9 million) from RMB300.2 million in the prior year, a year-on-year increase of 25.8%.2

•             Interest expense was RMB119.4 million ($17.3 million), compared to RMB108.0 million in the prior year.

•             Net income attributable to the Company’s shareholders increased by 38.7% to RMB126.2 million ($18.3 million) from RMB91.0 million in the prior year.

•             Net cash provided by operating activities for the full year of fiscal 2017 increased by 9.7% to RMB637.6 million ($92.6 million) from RMB581.0 million in the prior year.

“In fiscal 2017, we successfully added 74,952 new subscribers to our accumulated subscriber base with the Guangdong market as the main driver of growth. We added 20,566 new subscribers in the fourth quarter, a year-over-year increase of 42.1%, partially aided by a lower comparison in the prior year period. Our accumulated subscriber base expanded to 575,0401, which underscores our position as a leading provider in China’s cord blood banking industry,” Ms. Ting Zheng, Chief Executive Officer of CCBC, commented.

“Looking ahead, we expect an increase in the number of newborn babies in 2018, yet consumer discretionary spending will continue to be constrained. To further grow our subscription base and penetrate markets, we will utilize new media and marketing methods to continue improving new subscriber awareness of the value of cord blood storage. Meanwhile, the management team will proactively explore various cooperation and business opportunities to best serve our clients’ maternal needs throughout the prenatal and postnatal periods. In doing so, we will leverage our existing resources and core competencies to develop more comprehensive preventive healthcare measures.”

Summary — Fourth Quarter and Full Year Ended March 31, 2016 and 2017

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Revenues	156,778	201,998	29,347	662,999	759,978	110,411
Gross Profit	122,184	160,979	23,388	518,401	617,338	89,688
Other Operating Income	—	—	—	—	26,316	3,823
Operating Income[3]	39,671	56,316	8,182	191,330	264,865	38,480
Interest Expense	(27,991)	(30,190)	(4,386)	(107,967)	(119,418)	(17,349)
Net Income Attributable to the Company’s Shareholders	8,244	37,940	5,511	90,970	126,190	18,333
Earnings per Ordinary Share — Basic and Diluted[4] (RMB/US$)	0.18	0.45	0.07	1.25	1.59	0.23

Revenue Breakdown (%)
Processing Fees	59.2%	64.4%		63.3%	63.4%
Storage Fees	40.8%	35.6%		36.7%	36.6%

New Subscribers (persons)	14,472	20,566		62,909	74,952
Total Accumulated Subscribers (persons)	504,268	575,040 [1]		504,268	575,040 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	138,874	200,537	29,135	580,997	637,632	92,636
Net cash used in investing activities	(1,147)	(5,979)	(869)	(16,480)	(90,575)	(13,158)
Net cash used in financing activities	(1,646)	—	—	(1,646)	(60,000)	(8,717)

Fourth Quarter of Fiscal 2017 Financial Results

REVENUES. Revenues in the fourth quarter of fiscal 2017 increased by 28.8% to RMB202.0 million ($29.3 million) from RMB156.8 million in the prior year period, mainly driven by an increase in new subscribers backed by strong growth in the Guangdong market. The strong year-over-year growth rate was also partly attributable to the relatively low comparison base in the prior year period.

20,566 new subscriber sign-ups were recorded during the reporting quarter, representing 42.1% year-over-year growth and factoring in the low comparison base of the prior year period. Revenues generated from processing fees in the fourth quarter increased by 40.3% to RMB130.2 million ($18.9 million) from RMB92.8 million in the prior year period. As a percentage of revenues, revenues generated from processing fees accounted for 64.4%, compared to 59.2% in the prior year period.

Revenues generated from storage fees increased to RMB71.8 million ($10.4 million), up 12.2% from RMB64.0 million in the prior year period. The Company’s accumulated subscriber base reached 575,0401 by the end of March 2017. Storage fees accounted for 35.6% of the total revenues, compared to 40.8% in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2017 increased to RMB161.0 million ($23.4 million) from RMB122.2 million in the prior year period, a year-on-year growth of 31.8%. Gross margin was 79.7% in the reporting quarter, up from 77.9% in the prior year period. Higher revenue and economy of scale lifted the gross margin.

OPERATING INCOME. Operating income for the fourth quarter increased by 42.0% to RMB56.3 million ($8.2 million), compared to RMB39.7 million in the prior year period. Top line growth was partially offset by increased sales and marketing efforts but still fueled operating margin expansion from 25.3% in the prior year period to 27.9% in the reporting quarter. Depreciation and amortization expenses for the fourth quarter were RMB12.6 million ($1.8 million), compared to RMB12.4 million in the prior year period. Share-based compensation expense was RMB15.7 million ($2.3 million), compared to RMB15.1 million in the prior year period. The increase of share-based compensation expense was mainly attributable to the depreciation of Renminbi against U.S. dollar. Operating income before depreciation and amortization and share-based compensation expenses increased by 26.1% to RMB84.7 million ($12.3 million) from RMB67.1 million in the prior year period.2

Research and Development Expenses. Research and development expenses amounted to RMB3.2 million ($0.5 million) compared to RMB2.3 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter amounted to RMB53.7 million ($7.8 million), compared to RMB37.2 million in the prior year period. The increase was mainly attributable to an additional performance incentive of RMB5.2 million ($0.8 million) for the contribution of the Guangdong sales team and to a lesser extent, additional promotion expense relating to a new marketing campaigns on social media. As a percentage of revenues, sales and marketing expenses were 26.6%, compared to 23.7% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the fourth quarter increased modestly to RMB47.8 million ($6.9 million) from RMB43.0 million in the prior year period while decreased by 5.5% quarter-over-quarter from RMB50.6 million in the prior quarter. During the three months ended March 31, 2017, the Company recorded a RMB1.0 million ($0.1 million) write-off of accounts receivable because the recoverability of 268 private cord blood banking subscribers was considered low. As a percentage of revenues, general and administrative expenses were 23.7%, down from 27.4% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was mainly related to the Company’s outstanding convertible notes. In the reporting quarter, the Company incurred interest expense of RMB30.2 million ($4.4 million), compared to RMB28.0 million in the prior year period. The increase was due to the compounding interest effect of the convertible notes and the translation difference arising from the depreciation of Renminbi against U.S. dollar. Subsequent to the end of the fourth quarter of fiscal 2017, all outstanding convertible notes were converted into an aggregate of 40,521,494 ordinary shares.

INCOME TAX (EXPENSE)/BENEFIT. Income tax benefit of RMB3.9 million ($0.6 million) was recorded in the fourth quarter of fiscal 2017 as a result of the reversal of provision for income tax of RMB18.2 million ($2.6 million) made in the reporting quarter. Excluding the effect of the reversal, income tax expense was RMB14.3 million ($2.1 million), compared to RMB8.6 million in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Net income attributable to the Company’s shareholders for the fourth quarter of fiscal 2017 increased to RMB37.9 million ($5.5 million) from RMB8.2 million in the prior year period. Net margin for the fourth quarter of fiscal 2017 increased to 18.8% from 5.3% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2017 were RMB0.45 ($0.07)5, up from RMB0.18 in the prior year period.

LIQUIDITY. As of March 31, 2017, the Company had cash and cash equivalents of RMB3,510.3 million ($510.0 million), up from RMB3,008.4 million as of March 31, 2016. The Company had total debt6 of RMB1,031.2 million ($149.8 million) as of March 31, 2017. Net cash provided by operating activities for the fourth quarter of fiscal 2017 amounted to RMB200.5 million ($29.1 million).

Full Year of Fiscal 2017 Financial Results

For the full year of fiscal 2017, total revenues increased by 14.6% to RMB760.0 million ($110.4 million) from RMB663.0 million in the prior year. The increase was mainly attributable to the growth in processing and storage revenues contributed by the increased new subscriber number of 74,952 for the reporting fiscal year and the enlarged subscriber base of 575,0401 as of March 31, 2017. Revenues from processing fees and storage fees grew by 14.8% and 14.3%, respectively.

Gross profit increased by 19.1% to RMB617.3 million ($89.7 million) from RMB518.4 million in the prior year as a result of revenue growth and a recognition of RMB16.8 million ($2.4 million) consideration from consultation services related to the usage of cord blood processing devices and consumables, which was recorded as a reduction of direct costs.

Operating income increased to RMB264.9 million ($38.5 million) from RMB191.3 million in the prior year, a year-on-year increase of 38.4%, attributed to a higher gross profit and other operating income of RMB26.3 million ($3.8 million) from a public bank collaboration project, which was partially offset by the increased operating expenses. Operating income before depreciation and amortization and share-based compensation expenses increased by 25.8% to RMB377.6 million ($54.9 million) from RMB300.2 million in the prior year.2

Combining the effects of increased operating income and lower income tax expenses, which was driven by the reversal of provision for income tax and partially offset by lower dividend income, net income attributable to the Company’s shareholders increased by 38.7% to RMB126.2 million ($18.3 million) from RMB91.0 million in the prior year.

Basic and diluted earnings per share attributable to ordinary shares were RMB1.59 ($0.23), compared to RMB1.25 in the prior year.

Net cash provided by operating activities in the full year of fiscal 2017 increased to RMB637.6 million ($92.6 million) from RMB581.0 million in the prior year.

Recent Developments

•                          On April 6, 2017, the holder of all outstanding convertible notes converted such securities in ordinary shares of the Company at a conversion price of $2.838 per share. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company. Subsequent to such conversion, the Company has no outstanding convertible notes.

•                          On April 13, 2017, the Board of Directors (the “Board”) adopted the recommendation of the special committee of independent directors (the “Special Committee”), formed to evaluate the previously announced proposal received from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech, to terminate any further evaluation and negotiation regarding such proposal.  In making its recommendation, the Special Committee had taken into account various factors including but not limited to the pending acquisition transaction between an affiliate of Golden Meditech and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“NJYP”), pursuant to which an affiliate of Golden Meditech has conditionally agreed to sell to NJYP an approximate 65.4% equity interest in the Company on a fully diluted basis for RMB5.764 billion in cash, NJYP’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The Special Committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of the Company was unanimous, with the chairman Mr. Yuen Kam abstaining.

1 During the three months and year ended March 31, 2017, 20,566 and 74,952 new subscribers were recruited, respectively. During the three months and year ended March 31, 2017, the Company reclassified 268 and 4,180 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the net accumulated subscriber base was 575,040 as of March 31, 2017.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months and year ended March 31, 2016 and 2017 included the following:

(i)       Depreciation and amortization expenses for the three months ended March 31, 2016 and 2017 were RMB12.4 million and RMB12.6 million ($1.8 million). Depreciation and amortization expenses for the year ended March 31, 2016 and 2017 were RMB50.2 million and RMB50.5 million ($7.3 million); and

(ii)     During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 restricted share units (“RSU”) to certain executives, directors and key employees under the Company’s RSU scheme, subject to certain performance conditions. Share-based compensation expenses related to this RSU scheme were RMB15.1 million and RMB15.7 million ($2.3 million) for the three months ended March 31, 2016 and 2017. Share-based compensation expenses for the year ended March 31, 2016 and 2017 were RMB58.7 million and RMB62.2 million ($9.0 million).

4 The terms of the convertible notes provide the holder with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.07 ($0.01) and RMB0.14 ($0.02) per share for the three months and year ended March 31, 2017, respectively.

5 Out of 7,300,000 RSUs granted to certain executives, directors and key employees under the Company’s RSU scheme during the quarter ended December 31, 2014, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share would be RMB0.43 ($0.06) and RMB1.50 ($0.2) for the three months and year ended March 31, 2017, respectively.

6 Total debt represented the carrying amount of convertible notes, net as of March 31, 2017 and carrying amounts of bank loan and convertible notes, net as of March 31, 2016.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, June 22, 2017 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners can also access the call by dialing 1-719-325-2226 or 1-888-394-8218 for US callers, or +852-3008-1527 for Hong Kong callers, access code: 5571545.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2017 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one-child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech and NJYP; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2017 were made at the noon buying rate of RMB6.8832 to $1.00 on March 31, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2016 and 2017

	March 31,	March 31,
	2016	2017
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,510,264	509,976
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; March 31, 2017: RMB46,858 (US$6,808))	124,645	112,533	16,349
Inventories	28,326	30,987	4,502
Prepaid expenses and other receivables	24,412	17,524	2,546
Total current assets	3,185,805	3,671,308	533,373
Property, plant and equipment, net	574,567	551,434	80,113
Non-current deposits	218,379	237,487	34,502
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; March 31, 2017: RMB70,744 (US$10,278))	165,011	135,148	19,634
Inventories	64,322	68,775	9,992
Intangible assets, net	111,307	106,686	15,499
Available-for-sale equity securities	162,734	200,790	29,171
Other investment	189,129	189,129	27,477
Deferred tax assets	16,673	22,155	3,219
Total assets	4,687,927	5,182,912	752,980

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Convertible notes, net	—	1,031,154	149,807
Accounts payable	13,248	11,060	1,607
Accrued expenses and other payables	61,304	65,162	9,467
Deferred revenue	257,692	323,690	47,026
Amounts due to related parties	53,255	4,679	680
Income tax payable	8,524	11,383	1,654
Total current liabilities	454,023	1,447,128	210,241
Convertible notes, net	906,222	—	—
Non-current deferred revenue	1,321,239	1,569,579	228,030
Other non-current liabilities	255,932	302,233	43,909
Deferred tax liabilities	37,086	21,423	3,112
Total liabilities	2,974,502	3,340,363	485,292

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2016 and 2017, respectively	50	50	7
Additional paid-in capital	873,654	936,417	136,044
Treasury stock, at cost (March 31, 2016 and 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(409)
Accumulated other comprehensive income	84,779	24,428	3,549
Retained earnings	753,585	879,775	127,815
Total equity attributable to China Cord Blood Corporation	1,709,253	1,837,855	267,006
Non-controlling interests	4,172	4,694	682
Total equity	1,713,425	1,842,549	267,688
Total liabilities and equity	4,687,927	5,182,912	752,980

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2016 and 2017

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	156,778	201,998	29,347	662,999	759,978	110,411
Direct costs	(34,594)	(41,019)	(5,959)	(144,598)	(142,640)	(20,723)
Gross profit	122,184	160,979	23,388	518,401	617,338	89,688
Operating (expenses)/income
Research and development	(2,277)	(3,151)	(458)	(8,964)	(10,367)	(1,506)
Sales and marketing	(37,221)	(53,683)	(7,799)	(148,155)	(178,482)	(25,930)
General and administrative	(43,015)	(47,829)	(6,949)	(169,952)	(189,940)	(27,595)
Other operating income	—	—	—	—	26,316	3,823
Total operating expenses, net	(82,513)	(104,663)	(15,206)	(327,071)	(352,473)	(51,208)
Operating income	39,671	56,316	8,182	191,330	264,865	38,480
Other expenses, net
Interest income	4,451	4,394	638	18,218	17,416	2,530
Interest expense	(27,991)	(30,190)	(4,386)	(107,967)	(119,418)	(17,349)
Foreign currency exchange losses	(13)	(158)	(23)	(972)	(38)	(6)
Dividend income	—	—	—	49,198	45	7
Impairment loss on available-for-sale equity securities	—	—	—	(8,361)	(2,533)	(368)
Others	503	4,875	708	(113)	5,974	868
Total other expenses, net	(23,050)	(21,079)	(3,063)	(49,997)	(98,554)	(14,318)
Income before income tax	16,621	35,237	5,119	141,333	166,311	24,162
Income tax (expense)/benefit	(8,590)	3,885	564	(50,000)	(37,622)	(5,466)
Net income	8,031	39,122	5,683	91,333	128,689	18,696
Net loss/(income) attributable to non-controlling interests	213	(1,182)	(172)	(363)	(2,499)	(363)
Net income attributable to China Cord Blood Corporation’s shareholders	8,244	37,940	5,511	90,970	126,190	18,333

Earnings per share:
Attributable to ordinary shares
- Basic	0.18	0.45	0.07	1.25	1.59	0.23
- Diluted	0.18	0.45	0.07	1.25	1.59	0.23

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustment	2,476	5,565	808	(19,124)	(22,309)	(3,241)
- Unrealized holding (loss)/gain in available-for-sale equity securities
- Unrealized holding (loss)/gain arising during the period/year	(8,372)	14,519	2,109	32,312	(40,575)	(5,895)
- Reclassification adjustment for loss included in net income	—	—	—	8,361	2,533	368
Total other comprehensive (losses)/income	(5,896)	20,084	2,917	21,549	(60,351)	(8,768)
Comprehensive income	2,135	59,206	8,600	112,882	68,338	9,928

Comprehensive loss/(income) attributable to non-controlling interests	213	(1,182)	(172)	(363)	(2,499)	(363)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	2,348	58,024	8,428	112,519	65,839	9,565

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year ended March 31, 2016 and 2017

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	39,671	56,316	8,182	191,330	264,865	38,480
Depreciation and amortization expenses[7]	12,398	12,644	1,837	50,166	50,481	7,334
Share-based compensation expense[8]	15,050	15,705	2,282	58,684	62,241	9,042
Non-GAAP operating income	67,119	84,665	12,301	300,180	377,587	54,856

7 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

8 Share-based compensation expense relates to the Company’s RSU scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the quarter ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust.